UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                    Washington, DC 20549

                         FORM 10-SB
         GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS

   Pursuant to Section 12(b) or (g) of the Securities and
                    Exchange Act of 1934

                              2









               AUSTIN LAND & DEVELOPMENT, INC.
   (Exact name of registrant as specified in its charter)







Nevada                                            88-0398103
(State of organization) (I.R.S. Employer Identification No.)

3675 Pecos-McLeod, Suite 1400, Las Vegas, NV 89121
(Address of principal executive offices)

Registrant's telephone number, including area code (702) 735-
5960

Registrant's Attorney: Daniel G. Chapman, Esq., 2080 E.
Flamingo Road, Suite 112, Las Vegas, NV 89119

Securities to be registered pursuant to Section 12(b) of the
Act: None

Securities to be registered pursuant to Section 12(g) of the
Act:
          Common Stock, $0.001 par value per share


ITEM 1.   DESCRIPTION OF BUSINESS

                         Background

Austin Land & Development, Inc. (the "Company") is a Nevada corporation formed on August 30, 1995. Its principal place of business is located at 3675 Pecos-McLeod, Suite 1400, Las Vegas, NV 89121. The Company was organized to engage in any lawful corporate business, including but not limited to, participating in mergers with and acquisitions of other companies. The Company has been in the developmental stage since inception and has no operating history other than organizational matters.

On September 1, 1995, the Company issued 1,000,000 shares each to three of the founders, the initial directors and officers. An additional 3,000,000 shares of its common stock were issued to the remaining five founders, who subsequently gifted some of their stock to a total of 25 persons in transfers that were exempt from the registration requirements of Section 5 of the Securities Exchange Act of 1934, as amended, as provided in Section 4 of the Act.

The primary activity of the Company currently involves seeking a company or companies that it can acquire or with whom it can merge. The Company has not selected any company as an acquisition target or merger partner and does not intend to limit potential candidates to any particular field or industry, but does retain the right to limit candidates, if it so chooses, to a particular field or industry. The Company's plans are in the conceptual stage only.

The Board of Directors has elected to begin implementing the Company's principal business purpose, described below under "Item 2, Plan of Operation". As such, the Company can be defined as a "shell" company, whose sole purpose at this time is to locate and consummate a merger or acquisition with a private entity.

The proposed business activities described herein classify the Company as a "blank check" company. Many states have enacted statutes, rules, and regulations limiting the sale of securities of "blank check" companies in their respective jurisdictions. Management does not intend to undertake any efforts to cause a market to develop in the Company's securities until such time as the Company has successfully implemented its business plan.

The Company is filing this registration statement on a voluntary basis, pursuant to section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act"), in order to ensure that public information is readily accessible to all shareholders and potential investors, and to increase the Company's access to financial markets, and in order to adhere to the new Eligibility Rules adopted by the NASD. In the event the Company's obligation to file periodic reports is suspended pursuant to the Exchange Act, the Company anticipates that it will continue to voluntarily file such reports.

                        Risk Factors

The Company's business is subject to numerous risk factors, including the following:

NO OPERATING HISTORY OR REVENUE AND MINIMAL ASSETS. The Company has had no operating history and has received no revenues or earnings from operations. The Company has no significant assets or financial resources. The Company will, in all likelihood, sustain operating expenses without corresponding revenues, at least until it completes a business combination. This may result in the Company incurring a net operating loss which will increase continuously until the Company completes a business combination with a profitable business opportunity. There is no assurance that the Company will identify a business opportunity or complete a business combination.

SPECULATIVE NATURE OF COMPANY'S PROPOSED OPERATIONS. The success of the Company's proposed plan of operation will depend to a great extent on the operations, financial condition, and management of the identified business opportunity. While management intends to seek business combinations with entities having established operating histories, it cannot assure that the Company will successfully locate candidates meeting such criteria. In the event the Company completes a business combination, the success of the Company's operations may be dependent upon management of the successor firm or venture partner firm together with numerous other factors beyond the Company's control.

SCARCITY OF AND COMPETITION FOR BUSINESS OPPORTUNITIES AND COMBINATIONS. The Company is, and will continue to be, an insignificant participant in the business of seeking mergers and joint ventures with, and acquisitions of small private entities. A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies which may also be desirable target candidates for the Company. Nearly all such entities have significantly greater financial resources, technical expertise, and managerial capabilities than the Company. The Company is, consequently, at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. Moreover, the Company will also compete with numerous other small public companies in seeking merger or acquisition candidates.

NO AGREEMENT FOR BUSINESS COMBINATION OR OTHER TRANSACTION - NO STANDARDS FOR BUSINESS COMBINATION. The Company has no arrangement, agreement, or understanding with respect to engaging in a business combination with any private entity. There can be no assurance the Company will successfully identify and evaluate suitable business opportunities or conclude a business combination. Management has not identified any particular industry or specific business within an industry for evaluations. The Company has been in the developmental stage since inception and has no operations to date. Other than issuing shares to its original shareholders, the Company never commenced any operational activities. There is no assurance the Company will be able to negotiate a business combination on terms favorable to the Company. The Company has not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria which it will require a target business opportunity to have achieved, and without which the Company would not consider a business combination in any form with such business opportunity. Accordingly, the Company may enter into a business combination with a business opportunity having no significant operating history, losses, limited or no potential for earnings, limited assets, negative net worth, or other negative characteristics.

CONTINUED MANAGEMENT CONTROL, LIMITED TIME AVAILABILITY. While seeking a business combination, management anticipates devoting up to twenty hours per month to the business of the Company. The Company's officers have not entered into written employment agreements with the Company and are not expected to do so in the foreseeable future. The Company has not obtained key man life insurance on its officers or directors. Notwithstanding the combined limited experience and time commitment of management, loss of the services of any of these individuals would adversely affect development of the Company's business and its likelihood of continuing operations. See "MANAGEMENT."

CONFLICTS OF INTEREST - GENERAL. The Company's officers and directors participate in other business ventures which compete directly with the Company. Additional conflicts of interest and non "arms-length" transactions may also arise in the event the Company's officers or directors are involved in the management of any firm with which the Company transacts business. The Company's Board of Directors has adopted a resolution which prohibits the Company from completing a combination with any entity in which management serve as officers, directors or partners, or in which they or their family members own or hold any ownership interest. Management is not aware of any circumstances under which this policy could be changed while current management is in control of the Company. See "ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS - CONFLICTS OF INTEREST."

REPORTING REQUIREMENTS MAY DELAY OR PRECLUDE ACQUISITION. Companies subject to Section 13 of the Securities Exchange Act of 1934 (the "Exchange Act") must provide certain information about significant acquisitions, including certified financial statements for the company acquired, covering one or two years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target entities to prepare such statements may significantly delay or even preclude the Company from completing an otherwise desirable acquisition. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the 1934 Act are applicable.

LACK OF MARKET RESEARCH OR MARKETING ORGANIZATION. The Company has not conducted or received results of market research indicating that market demand exists for the transactions contemplated by the Company. Moreover, the Company does not have, and does not plan to establish, a marketing organization. If there is demand for a business combination as contemplated by the Company, there is no assurance the Company will successfully complete such transaction.

LACK OF DIVERSIFICATION. In all likelihood, the Company's proposed operations, even if successful, will result in a business combination with only one entity. Consequently, the resulting activities will be limited to that entity's business. The Company's inability to diversify its activities into a number of areas may subject the Company to economic fluctuations within a particular business or industry, thereby increasing the risks associated with the Company's operations.

REGULATION. Although the Company will be subject to regulation under the Securities Exchange Act of 1934, management believes the Company will not be subject to regulation under the Investment Company Act of 1940, insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940 and, consequently, any violation of such Act would subject the Company to material adverse consequences.

PROBABLE CHANGE IN CONTROL AND MANAGEMENT. A business combination involving the issuance of the Company's common stock will, in all likelihood, result in shareholders of a private company obtaining a controlling interest in the Company. Any such business combination may require management of the Company to sell or transfer all or a portion of the Company's common stock held by them, or resign as members of the Board of Directors of the Company. The resulting change in control of the Company could result in removal of one or more present officers and directors of the Company and a corresponding reduction in or elimination of their participation in the future affairs of the Company.

REDUCTION OF PERCENTAGE SHARE OWNERSHIP FOLLOWING BUSINESS COMBINATION. The Company's primary plan of operation is based upon a business combination with a private concern which, in all likelihood, would result in the Company issuing securities to shareholders of such private company. Issuing previously authorized and unissued common stock of the Company will reduce the percentage of shares owned by present and prospective shareholders, and a change in the Company's control and/or management.

DISADVANTAGES OF BLANK CHECK OFFERING. The Company may enter into a business combination with an entity that desires to establish a public trading market for its shares. A target company may attempt to avoid what it deems to be adverse consequences of undertaking its own public offering by seeking a business combination with the Company. The perceived adverse consequences may include, but are not limited to, time delays of the registration process, significant expenses to be incurred in such an offering, loss of voting control to public shareholders, and the inability or unwillingness to comply with various federal and state securities laws enacted for the protection of investors. These securities laws primarily relate to registering securities and full disclosure of the Company's business, management, and financial statements.

TAXATION.  Federal and state tax consequences will,  in  all
likelihood,   be  major  considerations  in   any   business
combination  the  Company  may undertake.  Typically,  these
transactions  may  be  structured  to  result  in   tax-free
treatment to both companies, pursuant to various federal and state tax provisions. The Company intends to structure any business combination so as to minimize the federal and state tax consequences to both the Company and the target entity. Management cannot assure that a business combination will
meet    the    statutory   requirements   for   a   tax-free
reorganization, or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes, which may have an adverse effect on both parties to the transaction.

REQUIREMENT OF AUDITED FINANCIAL STATEMENTS MAY DISQUALIFY BUSINESS OPPORTUNITIES. Management believes that any potential target company must provide audited financial statements for review, and for the protection of all parties to the business combination. One or more attractive business opportunities may forego a business combination with the Company, rather than incur the expenses associated with preparing audited financial statements.

BLUE SKY CONSIDERATIONS. Because the securities registered hereunder have not been registered for resale under the blue sky laws of any state, and the Company has no current plans to register or qualify its shares in any state, holders of these shares and persons who desire to purchase them in any trading market that might develop in the future, should be aware that there may be significant state blue sky restrictions upon the ability of new investors to purchase the securities. These restrictions could reduce the size of any potential market. As a result of recent changes in federal law, non-issuer trading or resale of the Company's securities is exempt from state registration or qualification requirements in most states. However, some states may continue to restrict the trading or resale of blind-pool or "blank-check" securities. Accordingly, investors should consider any potential secondary market for the Company's securities to be a limited one.

ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS  OR  PLAN  OF
          OPERATION

NOTE REGARDING PROJECTIONS AND FORWARD LOOKING STATEMENTS

This statement includes projections of future results and "forward-looking statements" as that term is defined in
Section 27A of the Securities Act of 1933 as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934 as amended (the "Exchange Act"). All statements that are included in this Registration Statement, other than statements of historical fact, are forward-looking statements. Although Management believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the expectations are disclosed in this Statement, including, without limitation, in conjunction with those forward-looking statements contained in this Statement.

                 Plan of Operation - General

The  Company's  plan is to seek, investigate,  and  if  such investigation warrants, acquire an interest in one or more business opportunities presented to it by persons or firms desiring the perceived advantages of a publicly held corporation. At this time, the Company has no plan, proposal, agreement, understanding, or arrangement to acquire or merge with any specific business or company, and the Company has not identified any specific business or company for investigation and evaluation. No member of Management or any promoter of the Company, or an affiliate of either, has had any material discussions with any other company with respect to any acquisition of that company. The Company will not restrict its search to any specific business, industry, or geographical location, and may participate in business ventures of virtually any kind or nature. Discussion of the proposed business under this caption and throughout this Registration Statement is purposefully general and is not meant to restrict the Company's virtually unlimited discretion to search for and enter into a business combination.

The Company may seek a combination with a firm which only recently commenced operations, or a developing company in need of additional funds to expand into new products or markets or seeking to develop a new product or service, or an established business which may be experiencing financial or operating difficulties and needs additional capital which is perceived to be easier to raise by a public company. In some instances, a business opportunity may involve acquiring or merging with a corporation which does not need substantial additional cash but which desires to establish a public trading market for its common stock. The Company may purchase assets and establish wholly-owned subsidiaries in various businesses or purchase existing businesses as subsidiaries.

Selecting a business opportunity will be complex and extremely risky. Because of general economic conditions, rapid technological advances being made in some industries, and shortages of available capital, management believes that there are numerous firms seeking the benefits of a publicly-traded corporation. Such perceived benefits of a publicly traded corporation may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for the principals of a business, creating a means for providing incentive stock options or similar benefits to key employees, providing liquidity (subject to restrictions of applicable statutes) for all shareholders, and other items. Potentially available business opportunities may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex.

Management believes that the Company may be able to benefit from the use of "leverage" to acquire a target company. Leveraging a transaction involves acquiring a business while incurring significant indebtedness for a large percentage of the purchase price of that business. Through leveraged transactions, the Company would be required to use less of its available funds to acquire a target company and, therefore, could commit those funds to the operations of the business, to combinations with other target companies, or to other activities. The borrowing involved in a leveraged transaction will ordinarily be secured by the assets of the acquired business. If that business is not able to generate sufficient revenues to make payments on the debt incurred by the Company to acquire that business, the lender would be able to exercise the remedies provided by law or by contract. These leveraging techniques, while reducing the amount of funds that the Company must commit to acquire a business, may correspondingly increase the risk of loss to the Company. No assurance can be given as to the terms or availability of financing for any acquisition by the Company. During periods when interest rates are relatively high, the benefits of leveraging are not as great as during periods of lower interest rates, because the investment in the business held on a leveraged basis will only be profitable if it generates sufficient revenues to cover the related debt and other costs of the financing. Lenders from which the Company may obtain funds for purposes of a leveraged buy-out may impose restrictions on the future borrowing, distribution, and operating policies of the Company. It is not possible at this time to predict the restrictions, if any, which lenders may impose, or the impact thereof on the Company.

The  Company has insufficient capital with which to  provide the owners of businesses significant cash or other assets. Management believes the Company will offer owners of businesses the opportunity to acquire a controlling ownership interest in a public company at substantially less cost than is required to conduct an initial public offering. The owners of the businesses will, however, incur significant post-merger or acquisition registration costs in the event they wish to register a portion of their shares for subsequent sale. The Company will also incur significant legal and accounting costs in connection with the acquisition of a business opportunity, including the costs of preparing post-effective amendments, Forms 8-K, agreements, and related reports and documents. Nevertheless, the officers and directors of the Company have not conducted market research and are not aware of statistical data which would support the perceived benefits of a merger or acquisition transaction for the owners of a businesses. The Company does not intend to make any loans to any prospective merger or acquisition candidates or to unaffiliated third parties.

The Company will not restrict its search for any specific kind of firms, but may acquire a venture which is in its preliminary or development stage, which is already in operation, or in essentially any stage of its corporate life. It is impossible to predict at this time the status of any business in which the Company may become engaged, in that such business may need to seek additional capital, may desire to have its shares publicly traded, or may seek other perceived advantages which the Company may offer. However, the Company does not intend to obtain funds in one or more private placements to finance the operation of any acquired business opportunity until such time as the Company has successfully consummated such a merger or acquisition. The Company also has no plans to conduct any offerings under Regulation S.

                  Sources of Opportunities

The Company will seek a potential business opportunity from all known sources, but will rely principally on personal contacts of its officers and directors as well as indirect associations between them and other business and professional people. It is not presently anticipated that the Company will engage professional firms specializing in business acquisitions or reorganizations.

Management, while not especially experienced in matters relating to the new business of the Company, will rely upon their own efforts and, to a much lesser extent, the efforts of the Company's shareholders, in accomplishing the business purposes of the Company. It is not anticipated that any outside consultants or advisors, other than the Company's legal counsel and accountants, will be utilized by the Company to effectuate its business purposes described herein. However, if the Company does retain such an outside consultant or advisor, any cash fee earned by such party will need to be paid by the prospective merger/acquisition candidate, as the Company has no cash assets with which to pay such obligation. There have been no discussions, understandings, contracts or agreements with any outside consultants and none are anticipated in the future. In the past, the Company's management has never used outside consultants or advisors in connection with a merger or acquisition.

As is customary in the industry, the Company may pay a finder's fee for locating an acquisition prospect. If any such fee is paid, it will be approved by the Company's Board of Directors and will be in accordance with the industry standards. Such fees are customarily between 1% and 5% of the size of the transaction, based upon a sliding scale of the amount involved. Such fees are typically in the range of 5% on a $1,000,000 transaction ratably down to 1% in a $4,000,000 transaction. Management has adopted a policy that such a finder's fee or real estate brokerage fee could, in certain circumstances, be paid to any employee, officer, director or 5% shareholder of the Company, if such person plays a material role in bringing a transaction to the Company.

The Company will not have sufficient funds to undertake any significant development, marketing, and manufacturing of any products which may be acquired. Accordingly, if it acquires the rights to a product, rather than entering into a merger or acquisition, it most likely would need to seek debt or equity financing or obtain funding from third parties, in exchange for which the Company would probably be required to give up a substantial portion of its interest in any acquired product. There is no assurance that the Company will be able either to obtain additional financing or to interest third parties in providing funding for the further development, marketing and manufacturing of any products acquired.

                 Evaluation of Opportunities

The   analysis  of  new  business  opportunities   will   be
undertaken  by or under the supervision of the officers  and directors  of the Company (see "Item 5). Management  intends
to   concentrate   on   identifying   prospective   business
opportunities which may be brought to its attention  through
present   associations   with   management.   In   analyzing
prospective   business   opportunities,   management    will
consider, among other factors, such matters as;
     1. the available technical, financial and managerial resources
     2.   working capital and other financial requirements
     3.   history of operation, if any
     4.   prospects for the future
     5.   present and expected competition
     6. the quality and experience of management services which may be available and the depth of that management
     7. the potential for further research, development or exploration
     8. specific risk factors not now foreseeable but which then may be anticipated to impact the proposed activities of the Company
     9.   the potential for growth or expansion
     10.  the potential for profit
     11. the perceived public recognition or acceptance of products, services or trades
     12.  name identification

Management will meet personally with management and key personnel of the firm sponsoring the business opportunity as part of their investigation. To the extent possible, the Company intends to utilize written reports and personal investigation to evaluate the above factors. The Company will not acquire or merge with any company for which audited financial statements cannot be obtained.

Opportunities in which the Company participates will present certain risks, many of which cannot be identified adequately prior to selecting a specific opportunity. The Company's shareholders must, therefore, depend on Management to identify and evaluate such risks. Promoters of some opportunities may have been unable to develop a going concern or may present a business in its development stage (in that it has not generated significant revenues from its principal business activities prior to the Company's participation.) Even after the Company's participation, there is a risk that the combined enterprise may not become a going concern or advance beyond the development stage. Other opportunities may involve new and untested products, processes, or market strategies which may not succeed. Such risks will be assumed by the Company and, therefore, its shareholders.

The investigation of specific business opportunities and the negotiation, drafting, and execution of relevant agreements, disclosure documents, and other instruments will require substantial management time and attention as well as substantial costs for accountants, attorneys, and others. If a decision is made not to participate in a specific business opportunity the costs incurred in the related investigation would not be recoverable. Furthermore, even if an agreement is reached for the participation in a specific business opportunity, the failure to consummate that transaction may result in the loss by the Company of the related costs incurred.

There is the additional risk that the Company will not find a suitable target. Management does not believe the Company will generate revenue without finding and completing a transaction with a suitable target company. If no such target is found, therefore, no return on an investment in the Company will be realized, and there will not, most likely, be a market for the Company's stock.

                Acquisition of Opportunities

In implementing a structure for a particular business acquisition, the Company may become a party to a merger, consolidation, reorganization, joint venture, franchise, or licensing agreement with another corporation or entity. It may also purchase stock or assets of an existing business. Once a transaction is complete, it is possible that the present management and shareholders of the Company will not be in control of the Company. In addition, a majority or all of the Company's officers and directors may, as part of the terms of the transaction, resign and be replaced by new officers and directors without a vote of the Company's shareholders.

It is anticipated that securities issued in any such reorganization would be issued in reliance on exemptions from registration under applicable Federal and state securities laws. In some circumstances, however, as a negotiated element of this transaction, the Company may agree to register such securities either at the time the transaction is consummated, under certain conditions, or at specified time thereafter. The issuance of substantial additional securities and their potential sale into any trading market which may develop in the Company's Common Stock may have a depressive effect on such market.

While the actual terms of a transaction to which the Company may be a party cannot be predicted, it may be expected that the parties to the business transaction will find it desirable to avoid the creation of a taxable event and thereby structure the acquisition in a so called "tax free" reorganization under Sections 368(a)(1) or 351 of the Internal Revenue Code of 1986, as amended (the "Code"). In order to obtain tax free treatment under the Code, it may be necessary for the owners of the acquired business to own 80% or more of the voting stock of the surviving entity. In such event, the shareholders of the Company, including investors in this offering, would retain less than 20% of the issued and outstanding shares of the surviving entity, which could result in significant dilution in the equity of such shareholders.

As part of the Company's investigation, officers and directors of the Company will meet personally with management and key personnel, may visit and inspect material facilities, obtain independent analysis or verification of certain information provided, check references of management and key personnel, and take other reasonable investigative measures, to the extent of the Company's limited financial resources and management expertise.

The manner in which the Company participates in an opportunity with a target company will depend on the nature of the opportunity, the respective needs and desires of the Company and other parties, the management of the opportunity, and the relative negotiating strength of the Company and such other management.

With respect to any mergers or acquisitions, negotiations with target company management will be expected to focus on the percentage of the Company which the target company's shareholders would acquire in exchange for their shareholdings in the target company. Depending upon, among other things, the target company's assets and liabilities, the Company's shareholders will, in all likelihood, hold a lesser percentage ownership interest in the Company following any merger or acquisition. The percentage ownership may be subject to significant reduction in the event the Company acquires a target company with substantial assets. Any merger or acquisition effected by the Company can be expected to have a significant dilutive effect on the percentage of shares held by the Company's then shareholders, including purchasers in this offering.

Management has advanced, and will continue to advance, funds which shall be used by the Company in identifying and pursuing agreements with target companies. Management anticipates that these funds will be repaid from the proceeds of any agreement with the target company, and that any such agreement may, in fact, be contingent upon the repayment of those funds.

                         Competition

The Company is an insignificant participant among firms which engage in business combinations with, or financing of, development-stage enterprises. There are many established management and financial consulting companies and venture capital firms which have significantly greater financial and personal resources, technical expertise and experience than the Company. In view of the Company's limited financial resources and management availability, the Company will continue to be at significant competitive disadvantage vis-a-vis the Company's competitors.

                    Year 2000 Compliance

The Company is aware of the issues associated with the programming code in existing computer systems as the year 2000 approaches. The Company has assessed these issues as they relate to the Company, and since the Company currently has no operating business and does not use any computers, and since it has no customers, suppliers or other constituents, it does not believe that there are any material year 2000 issues to disclose in this Form 10-SB.

                   Regulation and Taxation

The Investment Company Act of 1940 defines an "investment company" as an issuer which is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading securities. While the Company does not intend to engage in such activities, the Company may obtain and hold a minority interest in a number of development stage enterprises. The Company could be expected to incur significant registration and compliance costs if required to register under the Investment Company Act of 1940. Accordingly, management will continue to review the Company's activities from time to time with a view toward reducing the likelihood the Company could be classified as an "investment company".

The Company intends to structure a merger or acquisition  in
such   manner   as  to  minimize  Federal  and   state   tax
consequences to the Company and to any target company.

                          Employees

The Company's only employees at the present time are its officers and directors, who will devote as much time as the Board of Directors determine is necessary to carry out the affairs of the Company. (See "Item 5").

ITEM 3.   DESCRIPTION OF PROPERTY.

The Company neither owns nor leases any real property at this time. The Company does have the use of a limited amount of office space located at 3675 Pecos-McLeod, Suite 1400, Las Vegas, Nevada 89121, at no cost to the Company, and Management expects this arrangement to continue. The Company pays its own charges for long distance telephone calls and other miscellaneous secretarial, photocopying, and similar expenses.

ITEM 4.   SECURITY  OWNERSHIP OF CERTAIN  BENEFICIAL  OWNERS
          AND MANAGEMENT.

The following table sets forth each person known to the Company, as of June 14, 1999, to be a beneficial owner of five percent (5%) or more of the Company's common stock, by the Company's directors individually, and by all of the Company's directors and executive officers as a group. Except as noted, each person has sole voting and investment power with respect to the shares shown. (Note: No individual or entity other than the officers/directors own 5% or more of the Company's common stock.)

Title of   Name/Address             Shares        Percentage
Class      of Owner                 Beneficially  Ownership
                                    Owned
Common     Douglas Ansell           1,000,000     16.67%
           PO Box 96843
           Las Vegas, NV 89193-
           6843
Common     Bruce N. Barton          1,000,000     16.67%
           7100 W. Gomer Road
           Las Vegas, NV 89124
Common     Total ownership over 5%  3,000,000     50.00%
           and Officers and
           Directors

ITEM 5.   DIRECTORS,  EXECUTIVE  OFFICERS,  PROMOTERS,   AND
          CONTROL PERSONS

The members of the Board of Directors of the Company serve until the next annual meeting of the stockholders, or until their successors have been elected. The officers serve at the pleasure of the Board of Directors.

There are no agreements for any officer or director to resign at the request of any other person, and none of the officers or directors named below are acting on behalf of, or at the direction of, any other person.

The Company's officers and directors will devote their time to the business on an "as-needed" basis, which is expected to require 5-10 hours per month.

Information as to the directors and executive officers of the Company is as follows:

Name/Address             Age    Position
Eugene F. Koppenhaver    69     President
11 Old Lake Circle
Henderson, NV 89014
Douglas Ansell           31     Secretary
PO Box 96843
Las Vegas, NV 89193-
6843
Bruce N. Barton          66     Treasurer
7100 W. Gomer Road
Las Vegas, NV 89124

Eugene F. Koppenhaver; President

Dr. Eugene F. Koppenhaver has been a director and officer of the Company since August 12, 1999.

Since November of 1998, Dr. Koppenhaver has been a district manager for the United Student Aid Association assisting students in selecting colleges and obtaining financial aid.

From November 1995 to January 1998, he did public relations services and insurance liaison for Aqua Man Restoration
Company.

From January 1995 to October 1995, Dr. Koppenhaver was employed by Loan Star Mortgage as a loan officer. He was accountable for loan packages from initial applicaton to funding and the sale of these packages to private investors. He also personally funded some of these loans until they could be sold to investors.

From June 1991 until January 1995, he was the senior Dental Associate for the San Fernando Dental Group. His duties involved the diagnosis and treatment of patients and also performed the difficult surgeries. He helped supervise a staff of 15 personnel.

From January 1991 to June 1995, Heartcorps Magazine employed
Dr. Koppenhaver to analyze their costs and find ways to publish the magazine with less expense.

From  August  1987 until January 1991, he was senior  Dental
Associate for the Northridge Dental Group. His duties were the diagnosis and treatment of dental patients.

From January 1986 until December 1986, he was Vice President of Operations for World Alternative Energy, a Wind Park Developer. His duties were to lay out Wind Parks in Palm Springs, do the cost analysis and supervise the installation of the turbines. At times there were an excess of 100 personnel working in the parks.

From September 1984 until January 1986, he was employed part time as a public relations consultant and management liaison officer for Airtricity Corporation for their Wind Park in Tehachapi, CA. During this same period, he was still practicing Dentistry.

From  August  1965  until January 1985, he  was  in  private
Dental Practice in the Los Angeles area.

From  September  1961  until  June  1965,  he  attended  the
University  of  Southern  California  School  of   Dentistry
earning a DDS Degree.

From September 1956 until August 1961, he was in private practice as a Doctor of Chiropractic in Granada Hills, California.

He  served  in  the  United States Army  Medical  Corp  from
September 1954 until August 1956.

He graduated fromt eh Los Angeles College of Chiropractic in June 1954.

Douglas Ansell; Secretary

Mr. Douglas Ansell has been a director and officer of the Company since its inception on September 1995.

Since June 1998, Mr. Ansell has overseen the operations and been emplyed by Incorp Services, Inc., a company that provides incorporation and corporate services to individuals and corporations. Additionally, he performs at the MGM Grand Hotel/Casino/Theme Park in Las Vegas, Nevada.

From May 1997 to June 1998, Mr. Ansell performed corporate services for indiduals and corporations on an independent contractor basis.

From October 1995 to May 1997, Mr. Ansell was in charge of research and development of special projects for Facade Systems, Inc., Las Vegas, Nevada where he had previously overseen the development of custom "touch screen" cash control and security applications for the casino and hospitality industries. More recently, he has focused his development efforts on the design and engineering or second-generation artificially intelligent document management applications.

Since 1981, Mr. Ansell has served in various consulting and programming capacities within the computer, entertainment ,and gaming industries including, but not limited to, consulting and software engineering for Desert Coin Corporation, Las Vegas, Nevada between February 1995 and October 1995 where his duties included the development of various cash control and anti-theft systems.

Since 1988, Mr. Ansell has been recognized within the music industry as one of the nation's top MIDI (Musical Digital
Interface) programmers as well as being highly regarded for his production and performance skills.

Bruce N. Barton; Treasurer

Mr. Bruce Barton has been a director and officer of the Company since its inception on September 1995.

Since November, 1993, Mr. Barton has been employed by Barton Avionics, an antique automobile/aircraft restoration firm in Las Vegas, Nevada, where he oversees restoration projects from start to finish including, but not limited to manufacturing hard to find parts, purchasing, and Federal Aviation Administration certifications of finished aircraft.

Since 1996, Mr. Barton has served as a mandated agent for Xaxon Immobilien und Anlagen Consult GmbH. That company holds a 34-C license, which allows it to maintain full operations in Germany, other than banking. The company has made an extensive study of the world markets opening as a result of the reunification of Germany and the collapse of the eastern-bloc nations. Mr. Barton is assisting the company to take advantage of the various import-export opportunities resulting from these events.

From November 1993 to February 1998, Mr. Barton was employed by B-N-B Enterprises, formerly a company involved in the aircraft industry. From November, 1990, until October, 1993, he was employed as a ground-handler by Associated Airline Services in Las Vegas. From 1970 through 1989, Mr. Barton was employed by Bally's Hotel and Casino (previously the MGM Grand Hotel and Casino), Las Vegas, NV, in the gaming department.

                   Blank Check Experience

In  addition to the experience described above, Mr.  Douglas
Ansell is or has been a director and/or officer of a number of blank check companies.

     Austin   Land  &  Resources,  Inc.  -  Secretary   from
       September 1995 through April 1999. He resigned as part of a merger agreement with Tangible Assets Galleries, Inc. Mr. Ansell received no compensation as part of the merger, other than shares in Tangible Assets Galleries, Inc., which were granted in the same amount as all other shareholders received.

     Frozen  Assets, Inc. - Officer and Director  from  June
       1995 through March 1998. He resigned as part of a merger agreement with Growth Industries, Inc., which then merged with Fragrance Express, Inc., which then again merged with National Boston Medical, Inc. Mr. Ansell received no compensation as part of the merger, other than shares in the surviving entity, which were granted in the same amount as all other shareholders received.

     Caye Chapel, Inc. - Officer and Director from September
       1995 through October 1998. He resigned as part of a merger agreement in October 1998. Mr. Berney received no compensation as part of the merger, other than shares in the surviving entity, which
       were   granted  in  the  same  amount  as  all  other
       shareholders received.

     Boogie  Knights, Inc. - Officer and Director since  May
       1998.

     Daughter  Judy, Inc. - Officer and Director since  June
       1998.

     Disco  Inferno, Inc. - Officer and Director  since  May
       1998.

     The  Computer Giftware Co. - Officer and Director since
       February 1996.

     Panda  Pacific, Inc. - Officer and Director  since  May
       1997.

     Austin  Underground (name changed to Saleoutlet.Com)  -
       Officer and Director since November 1994.

     Momentum Entertainment, Inc. - Officer and Director since January 1998.

     Brookshire Atlantic, Inc. - Officer and Director  since
       January 1999.

     Master Tan, Inc. - Officer and Director since September
       1998.

     K-9  Protection, Inc. - Officer and Director since July
       1996.

     Relational Concepts, Inc. - Officer and Director  since
       April 1999.

     Polyspherics,   Inc.  -  Officer  and  Director   since
       September 1998.

In  addition to the experience described above, Mr. Bruce N.
Barton is or has been an officer and/or director of a number of blank check companies.

     B-N-B, Inc. - President from November 1993 through  May
       1997. He resigned as part of a merger agreement with Allwest Systems International, Inc. Mr. Barton received no compensation as part of the merger, other than shares in the surviving entity, which
       were   granted  in  the  same  amount  as  all  other
       shareholders received.

     American Flintlock Company - Treasurer from March  1993
       through June 1999. He resigned as part of a merger agreement with Page Active Holding, Inc. Mr. Barton received no compensation as part of the merger, other than shares in Page Active Holding, Inc., which were granted in the same amount as all other shareholders received.

     Austin   Land  &  Resources,  Inc.  -  Treasurer   from
       September 1995 through April 1999. He resigned as part of a merger agreement with Tangible Assets Galleries, Inc. Mr. Barton received no compensation as part of the merger, other than shares in Tangible Assets Galleries, Inc., which were granted in the same amount as all other shareholders received.

     Handell-Graff,  Inc.  - President  from  November  1993
       through March 1999. He resigned as part of a merger agreement with Healthcomp Evaluation Services Corp. Mr. Barton received no compensation as part of the merger, other than shares in Healthcomp Evaluation Services Corp., which were granted in the same amount as all other shareholders received.

     Aeronautics,  Inc.  -  Officer and Director  since  May
       1998.

     Nutraceuticals  International,  Inc.  -   Officer   and
       Director since May 1996.

     Pacific Rags International, Inc. - Officer and Director since November 1993.

     Austin    Underground,   Inc.    (name    changed    to
       Saleoutlet.Com)   -   Officer  and   Director   since
       November 1994.

     Metrobell  Telecom Corp. - Officer and  Director  since
       February 1992.

There is no family relationship between any of the officers and directors of the Company. The Company's Board of Directors has not established any committees.

                    Conflicts of Interest

Insofar as the officers and directors are engaged in other business activities, management anticipates it will devote only a minor amount of time to the Company's affairs. The officers and directors of the Company may in the future become shareholders, officers or directors of other companies which may be formed for the purpose of engaging in business activities similar to those conducted by the Company. The Company does not currently have a right of first refusal pertaining to opportunities that come to management's attention insofar as such opportunities may relate to the Company's proposed business operations.

The officers and directors are, so long as they are officers or directors of the Company, subject to the restriction that all opportunities contemplated by the Company's plan of operation which come to their attention, either in the performance of their duties or in any other manner, will be considered opportunities of, and be made available to the Company and the companies that they are affiliated with on an equal basis. A breach of this requirement will be a breach of the fiduciary duties of the officer or director. Subject to the next paragraph, if a situation arises in which more than one company desires to merge with or acquire that target company and the principals of the proposed target company have no preference as to which company will merge or acquire such target company, the company of which the President first became an officer and director will be entitled to proceed with the transaction. Except as set forth above, the Company has not adopted any other conflict of interest policy with respect to such transactions.

               Investment Company Act of 1940

Although the Company will be subject to regulation under the Securities Act of 1933 and the Securities Exchange Act of 1934, management believes the Company will not be subject to regulation under the Investment Company Act of 1940 insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940 and, consequently, any violation of such Act would subject the Company to material adverse consequences.

ITEM 6.   EXECUTIVE COMPENSATION

None of the Company's officers and/or directors receive any compensation for their respective services rendered to the Company, nor have they received such compensation in the past. They have agreed to act without compensation until authorized by the Board of Directors, which is not expected to occur until the Registrant has generated revenues from operations after consummation of a merger or acquisition. As of the date of this registration statement, the Company has no funds available to pay directors. Further, none of the directors are accruing any compensation pursuant to any agreement with the Company.

It is possible that, after the Company successfully consummates a merger or acquisition with an unaffiliated entity, that entity may desire to employ or retain one or more members of the Company's management for the purposes of providing services to the surviving entity, or otherwise provide other compensation to such persons. However, the Company has adopted a policy whereby the offer of any post-transaction remuneration to members of management will not be a consideration in the Company's decision to undertake any proposed transaction. Each member of management has agreed to disclose to the Company's Board of Directors any discussions concerning possible compensation to be paid to them by any entity which proposes to undertake a transaction with the Company and further, to abstain from voting on such transaction. Therefore, as a practical matter, if each member of the Company's Board of Directors is offered compensation in any form from any prospective merger or acquisition candidate, the proposed transaction will not be approved by the Company's Board of Directors as a result of the inability of the Board to affirmatively approve such a transaction.

It is possible that persons associated with management may refer a prospective merger or acquisition candidate to the Company. In the event the Company consummates a transaction with any entity referred by associates of management, it is possible that such an associate will be compensated for their referral in the form of a finder's fee. It is anticipated that this fee will be either in the form of restricted common stock issued by the Company as part of the terms of the proposed transaction, or will be in the form of cash consideration. However, if such compensation is in the form of cash, such payment will be tendered by the acquisition or merger candidate, because the Company has insufficient cash available. The amount of such finder's fee cannot be determined as of the date of this registration statement, but is expected to be comparable to consideration normally paid in like transactions. No member of management of the Company will receive any finders fee, either directly or indirectly, as a result of their respective efforts to implement the Company's business plan outlined herein. Persons "associated" with management is meant to refer to persons with whom management may have had other business dealings, but who are not affiliated with or relatives of management.

No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Registrant for the benefit of its employees.

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Board of Directors has passed a resolution which contains a policy that the Company will not seek an acquisition or merger with any entity in which any of the Company's Officers, Directors, principal shareholders or their affiliates or associates serve as officer or director or hold any ownership interest. Management is not aware of any circumstances under which this policy may be changed through their own initiative.

The proposed business activities described herein classify the Company as a "blank check" company. Many states have enacted statutes, rules and regulations limiting the sale of securities of "blank check" companies in their respective jurisdictions. Management does not intend to undertake any efforts to cause a market to develop in the Company's securities until such time as the Company has successfully implemented its business plan described herein.

ITEM 8.   LEGAL PROCEEDINGS

The Company is not a party to any material pending legal proceedings and, to the best of its knowledge, no such action by or against the Company has been threatened.

ITEM 9.   MARKET  FOR  COMMON EQUITY AND RELATED STOCKHOLDER
          MATTERS.

The Company's common stock is quoted on the over-the-counter market in the United States under the symbol ASLUE. Management has not undertaken any discussions, preliminary or otherwise, with any prospective market maker concerning the participation of such market maker in the after-market for the Company's securities and management does not intend to initiate any such discussions until such time as the Company has consummated a merger or acquisition. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue.

After a merger or acquisition has been completed, any or all of the Company's officers and directors will most likely be the persons to contact prospective market makers. It is also possible that persons associated with the entity that merges with or is acquired by the Company will contact prospective market makers. The Company does not intend to use consultants to contact market makers.

                        Market Price

The Registrant's Common Stock has not traded recently, therefore no quote is available.

Effective August 11, 1993, the Securities and Exchange Commission adopted Rule 15g-9, which established the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks; and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and
(ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

The National Association of Securities Dealers, Inc. (the "NASD"), which administers NASDAQ, has recently made changes in the criteria for initial listing on the NASDAQ Small Cap market and for continued listing. For initial listing, a company must have net tangible assets of $4 million, market capitalization of $50 million or net income of $750,000 in the most recently completed fiscal year or in two of the last three fiscal years. For initial listing, the common stock must also have a minimum bid price of $4 per share. In order to continue to be included on NASDAQ, a company must maintain $2,000,000 in net tangible assets and a $1,000,000 market value of its publicly-traded securities. In addition, continued inclusion requires two market-makers and a minimum bid price of $1.00 per share.

Management intends to strongly consider undertaking a transaction with any merger or acquisition candidate which will allow the Company's securities to be traded without the aforesaid limitations. However, there can be no assurances that, upon a successful merger or acquisition, the Company will qualify its securities for listing on NASDAQ or some other national exchange, or be able to maintain the maintenance criteria necessary to insure continued listing. The failure of the Company to qualify its securities or to meet the relevant maintenance criteria after such qualification in the future may result in the discontinuance of the inclusion of the Company's securities on a national exchange. In such events, trading, if any, in the Company's securities may then continue in the non-NASDAQ over-the-counter market. As a result, a shareholder may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the Company's securities.

                           Holders

There  are  33  holders of the Company's  Common  Stock.  On
September 1, 1995, the Company issued 6,000,000 shares of its $0.001 par value Common Stock for $6,000. All of the issued and outstanding shares of the Company's Common Stock were issued in accordance with the exemption from registration afforded by Section 4(2) of the Securities Act of 1933.

                          Dividends

The Registrant has not paid any dividends to date, and has no plans to do so in the immediate future.

ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES.

With  respect  to the sales made, the Registrant  relied  on
Section 4(2) of the Securities Act of 1933, as amended. No advertising or general solicitation was employed in offering the shares. The securities were offered for investment only and not for the purpose of resale or distribution, and the transfer thereof was appropriately restricted.

Of the 6,000,000 shares presently outstanding, a total of 3,000,000 are restricted and may not be sold other than pursuant to a registration statement being in effect, pursuant to an exemption from registration, or in accordance with Rule 144. In general, under Rule 144, a person (or persons whose shares are aggregated) who has satisfied a one year holding period, under certain circumstances, may sell within any three-month period a number of shares which does not exceed the greater of one percent of the then outstanding Common Stock or the average weekly trading volume during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of shares without any quantity limitation by a person who has satisfied a two-year holding period and who is not, and has not been for the preceding three months, an affiliate of the Company.

ITEM 11.  DESCRIPTION OF SECURITIES.

                        Common Stock

The Company's Articles of Incorporation authorizes the issuance of 50,000,000 shares of Common Stock, $0.001 par value per share, of which 6,000,000 are issued and outstanding. The shares are non-assessable, without pre-emptive rights, and do not carry cumulative voting rights. Holders of common shares are entitled to one vote for each share on all matters to be voted on by the stockholders. The shares are fully paid, non-assessable, without pre-emptive rights, and do not carry cumulative voting rights. Holders of common shares are entitled to share ratably in dividends, if any, as may be declared by the Company from time-to-time, from funds legally available. In the event of a liquidation, dissolution, or winding up of the Company, the holders of shares of common stock are entitled to share on a pro-rata basis all assets remaining after payment in full of all liabilities.

Management is not aware of any circumstances in which additional shares of any class or series of the Company's stock would be issued to management or promoters, or affiliates or associates of either.

ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The  Company  and its affiliates may not be  liable  to  its shareholders for errors in judgment or other acts or omissions not amounting to intentional misconduct, fraud, or a knowing violation of the law, since provisions have been made in the Articles of Incorporation and By-laws limiting such liability. The Articles of Incorporation and By-laws also provide for indemnification of the officers and directors of the Company in most cases for any liability suffered by them or arising from their activities as officers and directors of the Company if they were not engaged in intentional misconduct, fraud, or a knowing violation of the law. Therefore, purchasers of these securities may have a more limited right of action than they would have except for this limitation in the Articles of Incorporation and By-laws.

The officers and directors of the Company are accountable to the Company as fiduciaries, which means such officers and directors are required to exercise good faith and integrity in handling the Company's affairs. A shareholder may be able to institute legal action on behalf of himself and all others similarly stated shareholders to recover damages where the Company has failed or refused to observe the law.

Shareholders may, subject to applicable rules of civil procedure, be able to bring a class action or derivative suit to enforce their rights, including rights under certain federal and state securities laws and regulations. Shareholders who have suffered losses in connection with the purchase or sale of their interest in the Company in connection with such sale or purchase, including the misapplication by any such officer or director of the proceeds from the sale of these securities, may be able to recover such losses from the Company.

ITEM 13.  FINANCIAL STATEMENTS.

The financial statements and supplemental data required by this Item 13 follow the index of financial statements appearing at Item 15 of this Form 10-SB.

ITEM 14.  CHANGES  IN AND DISAGREEMENTS WITH ACCOUNTANTS  ON
          ACCOUNTING AND FINANCIAL DISCLOSURE.

The   Registrant  has  not  changed  accountants  since  its
formation, and Management has had no disagreements with the findings of its accountants.

ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS.

FINANCIAL STATEMENTS

          Report of Independent Auditors, Barry L. Friedman,
            P.C. dated August 6, 1999.

          Balance Sheet as of 3 Months Ending June 30,  1999
            and Year Ended December 31, 1998

          Statement of Operation for the 3 Months Ended June
            30, 1999 and 3 Months Ended June 30, 1998; and for the 6 Months Ended June 30, 1999 and 6 Months Ended June 30, 1998; and years ended December 31, 1998, and December 31, 1997; and July 2, 1996 (Inception) to March 31, 1999

          Statement of Stockholders' Equity

          Statement  of  Cash Flows for the 3  Months  Ended
            June 30, 1999 and 3 Months Ended June 30, 1998; and for the 6 Months Ended June 30, 1999 and 6 Months Ended June 30, 1998; and years ended December 31, 1998, and December 31, 1997; and July 2, 1996 (Inception) to March 31, 1999

          Notes to Financial Statements

                INDEPENDENT AUDITORS' REPORT

Board of Directors
August 6, 1999
Austin Land & Development, Inc.
Las Vegas, Nevada

I have audited the accompanying Balance Sheets of Austin Land & Development, Inc. (A Development Stage Company), as of June 30, 1999, and December 31, 1998, and the related statements of stockholders' equity for June 30, 1999, and December 31, 1998, and statements of operation and cash flows for the three months ending June 30, 1999, and June 30, 1998, for the six months ended June 30, 1999, and June 30, 1998, and the two years ended December 31, 1998, and December 31, 1997, and the period August 30, 1995 (inception), to June 30, 1999. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Austin Land & Development, Inc. (A Development Stage Company), as of June 30, 1999, and December 31, 1998, and the related statements of stockholders' equity for June 30, 1999, and December 31, 1998, and statements of operation and cash flows for the three months ending June 30, 1999, and June 30, 1998, for the six months ended June 30, 1999, and June 30, 1998, and the two years ended December 31, 1998, and December 31, 1997, and the period August 30, 1995 (inception), to June 30, 1999, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note #5 to the financial statements, the Company has suffered recurring losses from operations and has no established source of revenue. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters is described in Note #5. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

     /s/ Barry L. Friedman
     Barry L. Friedman
     Certified Public Accountant

               AUSTIN LAND & DEVELOPMENT, INC.
                (A Development Stage Company)
                        BALANCE SHEET

                                 6 Mos.      Year Ended
                                 Ending June Dec. 31,
                                 30, 1999    1998
            ASSETS
CURRENT ASSETS:                  0           0
TOTAL CURRENT ASSETS             0           0
OTHER ASSETS;                    0           0
Organization Costs (Net)         $84         $120
TOTAL OTHER ASSETS               $84         $120
TOTAL ASSETS                     $84         $120
 LIABILITIES AND STOCKHOLDERS'
            EQUITY
CURRENT LIABILITIES;
Officers Advances                 $1,910      $910
TOTAL CURRENT LIABILITIES        $1,910      $910
STOCKHOLDERS' EQUITY;
Common stock, $0.001 par value,               $6,000
authorized 50,000,000 shares
issued and outstanding
December 31, 1998 - 6,000,000
shares
June 30, 1999 - 6,000,000 shares  $6,000
Additional paid-in Capital        0           0
Accumulated loss                  -7,826      -6,790
TOTAL STOCKHOLDERS' EQUITY       $ -1,826    $ -790
TOTAL LIABILITIES AND            $84         $120
STOCKHOLDERS' EQUITY

               AUSTIN LAND & DEVELOPMENT, INC.
                (A Development Stage Company)
                   STATEMENT OF OPERATION

                   3 Mos.    3 Mos.    6 Mos.    6 Mos.
                   Ended     Ended     Ended     Ended
                   June 30,  June 30,  June 30,  June 30,
                   1999      1998      1999      1998
INCOME:

Revenue             0         0         0         0
EXPENSES:
General, Selling    $1,000    0         $1,000    $910
and
Administrative
Amortization        18        18        36        36
Total Expenses     $1,018    $18       $1,036    $946
Net Profit/Loss(-  $ -1,018  $ -18     $ -1,036  $ -946
)
Net Profit/Loss    $ .0002   NIL       $ -.0002  $ -.0002
(-) Per weighted
Share (Note 2)
Weighted average   6,000,00  6,000,00  6,000,00  6,000,000
Number of common   0         0         0
Shares
outstanding

See accompanying notes to financial statements & audit report

               AUSTIN LAND & DEVELOPMENT, INC.
                (A Development Stage Company)
             STATEMENT OF OPERATION (continued)

                  Year      Year       Aug. 30,
                  Ended     Ended      1995
                  Dec. 31,  Dec. 31,   (Inception
                  1998      1997       ) to June
                                       30, 1999
INCOME:

Revenue            0         0          0
EXPENSES:
General, Selling   $825      0          $7,550
and
Administrative
Amortization       72        72         275
Total Expenses    $897      $72        $7,826
Net Profit/Loss(- $ -897    $ -72      $ -7,826
)
Net Profit/Loss   $ -.0001  NIL        $ -.0013
(-) Per weighted
Share (Note 2)
Weighted average  6,000,000 6,000,000  6,000,000
Number of common
Shares
outstanding

See accompanying notes to financial statements & audit report

               AUSTIN LAND & DEVELOPMENT, INC.
                (A Development Stage Company)
              STATEMENT OF STOCKHOLDERS' EQUITY

                    Common    Stock     Addition  Accumulat
                    Shares    Amount    al paid-  ed
                                        in        Deficit
                                        Capital
Balance,            6,000,00  $6,000    0         $ -5,893
December 31, 1997   0
Net loss, Year                                    -897
Ended
December 31, 1998
Balance,            6,000,00  $6,000    0         $ -6,790
December 31, 1998   0
Net Loss January 1,                               -1,036
1999 to June 30,
1999
Balance,            6,000,00  $6,000    0         $ -7,826
June 30, 1999       0

See accompanying notes to financial statements & audit report.

               AUSTIN LAND & DEVELOPMENT, INC.
                (A Development Stage Company)
                   STATEMENT OF CASH FLOWS

                     3 Mos.     3 Mos.     6 Mos.    6 Mos.
                     Ended      Ended      Ended     Ended
                     June 30,   June 30,   June 30,  June 30,
                     1999       1998       1999      1998
Cash Flows from
Operating
Activities:
Net Loss              $ -1,018   $ -18      $ -1,036  $ -946
Adjustment         to
Reconcile  net  loss
to  cash provided by
operating
activities:
Amortization         +18        +18        +36       +36
Changes in Assets and
Liabilities:
Organization Costs   0          0          0         0
Increase in current
Liabilities:
Officers Advances    +1,000     0          +1,000    +910
Net cash used in     0          0          0         0
operating Activities
Cash Flows from      0          0          0         0
Investing Activities
Cash Flows from      0          0          0         0
Financing
Activities:
Issuance of common    0          0          0         0
stock
Net increase         0          0          0         0
(decrease) in cash
Cash, Beginning of
period
Cash, end of period
See accompanying notes to financial statements & audit report

               AUSTIN LAND & DEVELOPMENT, INC.
                (A Development Stage Company)
             STATEMENT OF CASH FLOWS (continued)

                           Year       Year Ended  Aug. 30,
                           Ended      Dec. 31,    1995
                           Dec. 31,   1997        (Inception
                           1998                   ) to June
                                                  30, 1999
Cash Flows from Operating
Activities:
Net Loss                    $ -897     $ -72       $ -7,826
Adjustment to Reconcile net
loss to cash provided by
operating activities:
Amortization               +72        +72         +276
Changes in Assets and
Liabilities:
Organization Costs         0          0           -360
Increase in current
Liabilities:
Officers Advances          +825       0           +1,910
Net cash used in operating 0          0           -6,000
Activities
Cash Flows from Investing  0          0           0
Activities
Cash Flows from Financing  0          0           0
Activities:
Issuance of common stock    0          0           0
Net increase (decrease) in 0          0           0
cash
Cash, Beginning of period
Cash, end of period
See accompanying notes to financial statements & audit report

               AUSTIN LAND & DEVELOPMENT, INC.
                (A Development Stage Company)
                NOTES TO FINANCIAL STATEMENTS
            June 30, 1999, and December 31, 1999

NOTE 1 - HISTORY AND ORGANIZATION OF THE COMPANY

The Company was organized August 30, 1995, under the laws of the State of Nevada as Austin Land & Development, Inc. The
Company currently has no operations and in accordance with SFAS #7, is considered a development company.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Method

The Company records income and expenses on the accrual method.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and equivalents

The Company maintains a cash balance in a non-interest-bearing bank that currently does not exceed federally insured limits. For the purpose of the statements of cash flows, all highly liquid investments with the maturity of three months or less are considered to be cash equivalents. There are no cash equivalents as of June 30, 1999.

Income Taxes

Income taxes are provided for using the liability method of accounting in accordance with Statement of Financial Accounting Standards No. 109 (SFAS #109) "Accounting for Income Taxes". A deferred tax asset or liability is recorded for all temporary difference between financial and tax reporting. Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities.

Organization Costs

Costs incurred to organize the Company are being amortized on a straight-line basis over a sixty-month period.

Loss Per Share

Net loss per share is provided in accordance with Statement of Financial Accounting Standards No. 128 (SFAS #128) "Earnings Per Share". Basic loss per share is computed by dividing losses available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted loss per share reflects per share amounts that would have resulted if dilative common stock equivalents had been converted to common stock. As of June 30, 1999, the Company had no dilative common stock equivalents such as stock options.

Year End

The Company has selected December 31st as its year-end.

Year 2000 Disclosure

The year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Computer programs that have time sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruption of normal business activities. Since the Company currently has no operating business and does not use any computers, and since it has no customers, suppliers or other constituents, there are no material Year 2000 concerns.

NOTE 3 - INCOME TAXES

There is no provision for income taxes for the period ended June 30, 1999, due to the net loss and no state income tax in Nevada, the state of the Company's domicile and operations. The Company's total deferred tax asset as of December 31, 1998 is as follows:



Net operation loss carry forward   $6,790
Valuation allowance      $6,790

Net deferred tax asset   $    0

The federal net operation loss carry forward will expire in 2015 and 2018.

This carry forward may be limited upon the consummation of a business combination under IRC Section 381.

NOTE 4 - STOCKHOLDERS' EQUITY

Common Stock

The authorized common stock of the corporation consists of 50,000,000 shares with a par value of $0.001 per share.

Preferred Stock

Austin Land & Development, Inc. has no preferred stock.

On September 1, 1995, the Company issued 6,000,000 shares of its $0.001 par value common stock in consideration of $6,000.00 in cash.

NOTE 5 - GOING CONCERN

The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company does not have significant cash or other material assets, nor does it have an established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern. It is the intent of the Company to seek a merger with an existing, operating company. Until that time, the stockholders/officers and or directors have committed to advancing the operating costs of the Company interest free.

NOTE 6 - RELATED PARTY TRANSACTIONS

The Company neither owns nor leases any real or personal property. An officer of the corporation provides office services without charge. Such costs are immaterial to the financial statements and accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

NOTE 7 - WARRANTS AND OPTIONS

There are no warrants or options outstanding to acquire any additional share of common stock.

EXHIBITS

          3.1 Articles of Incorporation

          3.2 By-Laws